Mail Stop 3561

December 7, 2006

Calvin C. Cao
Chief Executive Officer and President
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, Florida 33607

> **Re: Stem Cell Therapy International, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Filed November 13, 2006**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2006**
> **Filed August 21, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed November 14, 2006**
> **File No. 0-51931**

Dear Mr. Cao:

We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers to which we refer in this letter correspond to the page numbers in the marked copy of the registration statement provided to us by counsel.

General

1. Please update your financial statements as required by Item 310 of Regulation S-B. In this regard, please also update your Management's Discussion and Analysis section and any other related disclosure in the registration statement.

2. Please revise your disclosure throughout this registration statement to indicate clearly the specifics of your contractual relationship with the Institute of Cell Therapy. Specifically, please revise your Management's Discussion and Analysis section and your financial statements note disclosure to provide the minimum

contractual amounts you must purchase and the related time period for these purchases. Also, please revise the Results of Operations section to indicate clearly that future material charges could occur. In your revisions, please be as specific as possible while noting the amount or range of possible charges under the contract.

Principal Products and Services, page 6

3. We note your response to comment 4 in our letter dated August 25, 2006, where you disclosed, "As each patient's medical data is reviewed and approved or denied by the Advisory Board and not one individual person, there is no conflict of interest." On page 50 under "Scientific and medical Advisory Board – United States and Mexico," you also state, "No one individual has control over the decisions of the Advisory Board. Therefore it is unlikely that a conflict of interest will arise." The latter disclosure appears to indicate that conflicts of interest may arise, while the former appears to indicate the absence of any conflicts of interests. Please revise to clearly indicate whether a conflict of interest exists or not. In this regard, you indicate that the Advisory Board is compensated with 10,000 or 20,000 shares of your stock "depending on the level of participation during the fiscal year." If the Advisory Board's compensation, individually or as a group, is tied to the number of referrals they recommend for treatment, it would appear that a conflict of interest may exist. Further, it appears that the members of the European Advisory Board are comprised of the director of the ICT clinic, as well as employees of the ICT clinic. The ICT clinic then receives referrals from the Advisory Board for treatment. Again, this relationship may create a conflict of interest. Please revise accordingly or advise.

Competition, page 28

4. We note your response to comment 8 in our letter dated August 25, 2006. Item 101(b)(4) of Regulation S-B requires that you discuss your competitive business conditions, competitive position, and methods of competition. Although there may not be other entities that follow the exact business model as you, it would appear that there are other entities, besides VesCell, that compete for clients in the stem cell therapy industry. Please discuss this industry generally, your size in relation to the other entities in the industry, the methods by which these entities compete, how you plan to compete with them, and how your plan of competition compares with other methods of competition in the industry.

5. In the last paragraph of this section, you state that your business model has a number of affiliate treatment facilities, such as hospitals and medical clinics in different locations outside of the United States. However, you indicate in other areas of this document that you have only two affiliated clinics in Kiev, Ukraine and Tijuana, Mexico. Please revise or advise.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 38

6. We note your response to comment 11 in our letter dated August 25, 2006. In the last paragraph on page 41, you list and explain the factors that may adversely affect your quarterly operating results. In addition to discussing these adverse factors, please revise this subsection to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Please consider discussing the key operating indicators on which management focuses in assessing the business and explain how these indicators have affected you in the past and how you believe each will affect you in the future based upon your knowledge of your operations and your industry. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 46

7. We note your response to comment 15 in our letter dated August 25, 2006. Please disclose Lixian (John) Jiang's age and business experience over the past five years, including specific dates. See Item 401(b) of Regulation S-B.

European Scientific and Medical Advisory Board & Officers of ICT's Clinic…, page 49

8. We note your response to comment 16 in our letter dated August 25, 2006. Please disclose in your document, if true, that the scientific and medical advisory board members from Europe are consultants to you that receive the same 10,000 to 20,000 shares of your stock as the United States and Mexican scientific and medical advisory board members do in compensation.

9. In the first paragraph of this section, you state that you have "[a]ppointed the Director of the ICT and four leading international scientists in the field of stem cell transplantation therapy to ICT's Management Organization." Please describe "ICT's Management Organization" and tell us the reason that you are able to appoint individuals to this organization, given your previous disclosure that the Institute of Cell Therapy is a separate entity from you.

Item 6. Executive Compensation, page 50

10. We note your response to comment 18 in our letter dated August 25, 2006. In that response, you state that Calvin Cao's shares were issued to him as part of the 13,530,668 shares issued to the shareholders of Stem Cell Florida as consideration for 100% of the outstanding shares of Stem Cell Florida. However, in your response to comment 54 in our letter dated May 24, 2006, you state that Calvin Cao purchased all of his shares at par value. Please revise or advise.

Item 4. Recent Sales of Unregistered Securities, page 57

11. We note your response to comment 19 in our letter dated August 25, 2006. In this section, please disclose specifically the number of the 13,530,668 shares you issued or sold to Calvin Cao and the fact that you issued as compensation 200,000 shares of the 13,530,668 shares to Daniel Sullivan.

12. We reissue comment 22 in our letter dated August 25, 2006. In this regard, please note that our comment was directed to the February 16, 2006 issuance of securities and not to the September 15, 2005 issuance.

13. We note your response to comment 24 in our letter dated August 25, 2006. You disclose that in the September 1, 2005 transaction, R Capital "[t]ransferred the remaining 14,150,804 shares held by it to the shareholders of Stem Cell Florida and others as set forth below." You further disclosed that you "[i]ssued 10,409,864 new shares to shareholders of Stem Cell Florida and others as set forth below." According to the first bullet point, however, you state that R Capital transferred all of its shares, which would be 14,150,804 shares, to the shareholders of Stem Cell Florida. Yet, the bullet point appears to state that only 13,530,668 shares were received by the shareholders of Stem Cell Florida. Also, the second two bullet points appear to state that you issued a combined 11,030,000 new shares, as opposed to the 10,409,864 new shares you claim that you issued. Please revise or advise.

Financial Statements

Statements of Operations, page F-3

14. We note your response to comment 26 in our letter dated August 25, 2006. We reiterate our comment that you advise us or revise your document to clarify your accounting for the issuance of preferred stock. In your response to comment 26, you state that there was a beneficial conversion feature. Please explain to us how you determined the $10,000 beneficial conversion feature. We note your disclosure on page F-17 that the amount represents the difference between the calculated fair value and the book value. The intrinsic value of the beneficial conversion feature is generally calculated at the commitment date as the difference between the conversion price and the fair value of the common stock multiplied by the number of shares into which the security is convertible. We note the 500,000 shares of preferred stock are convertible into 500,000 shares of common stock at a conversion price of $1.00. Please tell us and disclose the fair value at the commitment date and the commitment date. Also, please ensure all of the disclosures required by SFAS 129 are provided, including the conversion price.

Form 10-QSB for the Quarter Ended June 30, 2006

Item 3. Controls and Procedures

15. We note your response to comment 28 in our letter dated August 25, 2006. You have confirmed that your president, Calvin Cao, is also your principal executive officer. As requested in our previous comment, please confirm also that in his capacity as principal executive officer, Mr. Cao concluded that your disclosure controls and procedures are effective for the fiscal period ended June 30, 2006.

Form 10-QSB for the Quarter Ended September 30, 2006

Item 3. Controls and Procedures

16. In the last sentence of this section, you state that there were no "significant" changes in your internal controls "or in other factors" that have materially affected, or are reasonably like to affect, your internal controls over financial reporting during the most recent fiscal period. Your disclosure does not appear to specifically address Item 308(c) of Regulation S-B. Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Further, please confirm that in future filings, you will disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend,

Calvin C. Cao
Stem Cell Therapy International, Inc.
December 7, 2006
Page 6

Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: M. Richard Cutler, Esq.
        Cutler Law Group
        Via Facsimile